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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------
                                SSI CAPITAL CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  784 654 105
          -----------------------------------------------------
                                 (CUSIP Number)


       Douglas B. Koff, Esq., Waldbaum, Corn, Koff, Berger & Cohen, P.C.
      303 E. 17th Avenue, Suite 940, Denver, Colorado 80203 (303) 861-1166
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 1, 1997
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  784 654 105                        PAGE      2   OF  4   PAGES
          -------------                               -----   -----
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SUZAN M. SCHLATTER
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
     Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  NUMBER OF   |  7  |     SOLE VOTING POWER
   SHARES     |     |     0
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8  |     SHARED VOTING POWER
    EACH      |     |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9  |     SOLE DISPOSITIVE POWER
              |     |     0
              |-----------------------------------------------------------------
              | 10  |     SHARED DIPOSITIVE POWER
              |     |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  784 654 105                        PAGE      3   OF  4   PAGES
          -------------                               -----   -----

                       INFORMATION SHEET FOR SCHEDULE 13D

ITEM NO. 1                    Security   and   Issuer.   The   class  of  equity
                              securities  to which  this  statement  relates  is
                              common  stock of SSI Capital  Corp.  The names and
                              address of the principal executive officers of SSI
                              Capital Corp. are as follows:  Gary H.  Schlatter,
                              2901  South  Tejon  Street,  Englewood,   Colorado
                              80110; Suzan M. Schlatter, 2135 East Grand Avenue,
                              Englewood, Colorado 80110; and Allen R. Goldstone,
                              5353  Manhattan   Circle,   Suite  201,   Boulder,
                              Colorado 80303.

ITEM NO. 2                    Identity and  Background.  (a) Suzan M. Schlatter;
                              (b) 2135 East Grand  Avenue,  Englewood,  Colorado
                              80110;  (c) None;  (d) During the last five years,
                              Ms. Schlatter has not been convicted in a criminal proceeding; (e) During the last five years, Ms.
                              Schlatter was not a party to a civil proceeding of the type described in Item 2(e) of this Schedule;
                              (f) Ms. Schlatter is a United States citizen.

ITEM NO. 3                    Source and Amount of Funds or Other Consideration.
                              The  securities  were acquired in connection  with
                              the  closing  of a  Merger  Agreement  and Plan of
                              Reorganization,  pursuant to which Ms. Schlatter's
                              spouse,  Gary H.  Schlatter,  exchanged all of his
                              shares  in  OraLabs,   Inc.  for  the   securities
                              described in this Schedule. OraLabs, Inc. is now a
                              wholly  owned  subsidiary  of  SSI  Capital  Corp.
                              However,  Ms.  Schlatter  disclaims any beneficial
                              interest in securities  covered by this  Schedule.
                              Instead,  Ms.  Schlatter states that the filing of
                              this  Schedule   shall  not  be  construed  as  an
                              admission that she is, for the purposes of Section
                              13(d) or 13(g) of the  Securities  Exchange Act of
                              1934, as amended, or otherwise, the beneficial owner of any securities covered by this Schedule.

ITEM NO. 4                    Purpose  of   Transaction.   The  purpose  of  the
                              acquisition of securities of SSI Capital Corp. was to close a merger transaction pursuant to which a wholly owned subsidiary of the issuer

CUSIP No.  784 654 105                        PAGE      4   OF  4   PAGES
          -------------                               -----   -----


                              was merged into OraLabs, Inc., a private company of which Ms. Schlatter's spouse was the predominant shareholder. Pursuant to this transaction, OraLabs, Inc. became a wholly owned subsidiary of the issuer, and Gary Schlatter became the predominant shareholder of the issuer. The previous directors of the issuer resigned immediately upon closing of the transaction and three new directors, including Ms. Schlatter, were appointed to the board of directors of the issuer.

ITEM NO. 5                    Interest  in  Securities  of the  Issuer.  (a) Ms.
                              Schlatter  does  not  own  any  securities  of SSI
                              Capital  Corp.,  but her  spouse  owns  14,917,399
                              shares, which comprises approximately 85% of the common stock of the issuer; (b) Ms. Schlatter has no power to vote or to direct the vote of the securities being reported upon; (c) Ms. Schlatter did not engage in any other transactions in the class of securities reported on during the past 60 days; (d) None; (e) Not Applicable.

ITEM NO. 6                    Contracts,    Arrangements,    Understandings   or
                              Relationships with Respect to Securities of the Issuer. None

ITEM NO. 7                    Material to be Filed as Exhibits. Merger Agreement
                              and Plan of Reorganization (Attached as Exhibit 1)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.


May 8, 1997




                                                     By: /s/ Suzan M. Schlatter
                                                         -----------------------
                                                             Suzan M. Schlatter

                                                     Suzan M. Schlatter
                                                     ---------------------------
                                                     Name